Exhibit 99.1

Notification of Share Certificate Submission in Connection with Share Transfer

August 25, 2005

To all shareholders

5-1, Nihonbashi-honcho 3-chome, Chuo-ku, Tokyo, Japan

Sankyo Company, Limited

Takashi Shoda, President

14-10, Nihonbashi 3-chome, Chuo-ku, Tokyo, Japan

Daiichi Pharmaceutical Co., Ltd.

Kiyoshi Morita, President

Sankyo Company, Limited and Daiichi Pharmaceutical Co., Ltd. (“the Two Companies”), in the general shareholders’ meetings of the Two Companies held on June 29, 2005 (Wednesday), resolved to cooperatively implement a share transfer on September 28, 2005 (Wednesday), and thereby establish a joint holding company—DAIICHI SANKYO COMPANY, LIMITED—under which both companies will become its wholly owned subsidiaries.

As a result of the share transfer, all shareholders registered or recorded in the Two Companies’ ultimate shareholder registers and registers of beneficial shareholders on September 27, 2005 (Tuesday) will be allotted ordinary shares of DAIICHI SANKYO COMPANY, LIMITED, in accordance with the allotment ratios shown below, and the share certificates of the Two Companies will become void as of the share transfer date (September 28, 2005 (Wednesday)). Accordingly, shareholders who own share certificates of the Two Companies are requested to submit all of their share certificates in the manner described below.

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1. Share Certificate Submission Period

From August 26, 2005 (Friday) through September 27, 2005 (Tuesday)

2. Allotment Ratios of New Shares

• Sankyo Company, Limited

One ordinary share of DAIICHI SANKYO COMPANY, LIMITED

for each ordinary share of Sankyo Company, Limited

• Daiichi Pharmaceutical Co., Ltd.

1.159 ordinary shares of DAIICHI SANKYO COMPANY, LIMITED

for each ordinary share of Daiichi Pharmaceutical Co., Ltd.

3. Office Handling Share Certificate Submission

• Business Place of Share Transfer Agent

UFJ Trust Bank Limited

Share Transfer Agency Department

10-11 Higashisuna 7-chome, Koto-ku, Tokyo 137-8081

Toll-free telephone number in Japan: 0120-232-711

Telephone number for calls from overseas: +81-3-5683-5111

• Forwarding Office

Domestic branch offices of UFJ Trust Bank Limited

Head office and domestic branch offices of Nomura Securities Co., Ltd.

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Information and Notice

1. For more details on share certificate submission procedures, please refer to “Request for Share Certificate Submission in Connection with Share Transfer,” which is being mailed out today.

2. Share certificate submission procedures are not necessary for shares deposited with the Japan Securities Depository Center, Inc. (JASDEC), registered shares constituting less than one unit, and shares for which application has been made for nonissuance of share certificates.

3. Please note that once the share certificates have been submitted, shareholders will not be able to sell or conduct other transactions involving their shares until they receive share certificates of DAIICHI SANKYO COMPANY, LIMITED, which are scheduled to be sent by post on November 16, 2005 (Wednesday).

For those wishing to sell their shares during the period, shares that are deposited with JASDEC by mid-September 2005 may be sold in the form of DAIICHI SANKYO COMPANY, LIMITED shares after September 28, 2005 (Wednesday). For more information on depositing shares with JASDEC, please consult with your securities company.